

02003224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48891

FEB 27 2002
340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Shepherd Trading Limited

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o International Fund Administration 48 Par-La-Ville Road, Suite 464
(No. and Street)

Hamilton HM II BERMUDA
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lucas (262) 241-1810
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company
(Name -- *if individual, state last, first, middle name*)

16 Par-La-Ville Road Hamilton HM HX Bermuda
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Joseph Lucas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shepherd Trading Limited, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

My Commission expires April [illegible]

NOTARY PUBLIC KAREN A. O'LESKE STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHEPHERD TRADING LIMITED

STATEMENT OF FINANCIAL CONDITION

(Expressed in United States dollars)

December 31, 2001

ASSETS		
Investments in securities, at market (cost $448,050,093)	$	451,090,930
Dividends and interest receivable		2,282,358
Cash		4,555
	$	453,377,843
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Securities sold short, at market (proceeds $259,379,122)	$	255,572,462
Accrued expenses		1,793,298
Due to broker		56,082,676
Performance and management fees payable		1,828,916
Total liabilities		315,277,352
Stockholder's equity		
Common stock, $1 par value, 100 shares authorized, issued, and outstanding		100
Capital in excess of par value		79,307,312
Retained earnings		58,793,079
Total stockholder's equity		138,100,491
	$	453,377,843

See accompanying notes to financial statements.

Century House, 16 Par-La-Ville Road
P.O. Box HM 1806, Hamilton HM HX, Bermuda
(441) 292-7478/FAX (441) 295-4164
Email: ctc@cml.bm


Rothstein, Kass & Company
ACCOUNTANTS AND AUDITORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
of Shepherd Trading Limited

We have audited the accompanying statement of financial condition of Shepherd Trading Limited as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Shepherd Trading Limited has elected to omit the condensed schedule of investments and the disclosure of financial highlights, which are required under accounting principles generally accepted in the United States of America.

In our opinion, except for the omission of the condensed schedule of investments and the disclosure of financial highlights discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Shepherd Trading Limited as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company

Hamilton, Bermuda
January 12, 2002